March 16, 2011

Mark Shannon Mark Wojciechowski United States Securities and Exchange Commission Division of Corporate Finance 100 F Street N.E. Washington, D.C. 20549

Re:

Response to the Securities and Exchange Commission Staff Comments, regarding Form 40-F of Platinum Group Metals Ltd. (the “Company”) for the Fiscal Year Ended August 31, 2010, filed on November 29, 2010 (SEC File No. 1-33562)

Dear Mr. Shannon:

This letter responds to the staff’s comment set forth in the March 9, 2011 letter regarding the above-referenced Form 40-F annual report (the “40-F”).  For your convenience, the staff’s comment is included below, followed by our response.

In connection with our response to the staff’s comment, we hereby acknowledge that:

•

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response is as follows:

Staff Comment:

We note you report total property cost related to Projects 1 and 3 of $109.6 million as of August 31, 2010.  We further note your disclosure on page 23 of Management’s Discussion and Analysis that “At April 22, 2010 the Company had a total investment in its 37% share of the WBJV of approximately $43.4 million.  Of this amount costs associated specifically to Project 2 totalled $23.0 million.”  Therefore, it appears the book value related to Projects 1 and 3 as of April 22, 2010 was approximately $20.4 million ($43.4 – 23.0).  Given your disclosure on page six of Management’s Discussion and Analysis that “During the year ended August 31, 2010 the Company incurred exploration, engineering and development costs for the Company’s account of $935,407 for Projects 1 and 3 (2009 - $1.24 million)”, please explain to us the various components that make up the book value of Projects 1 and 3 as of August 31, 2010.

…/2

The Company’s Response:

The reorganization of the WBJV was a complex transaction.  We provided description of this transaction in Note 5. to the Company’s August 31, 2010 Consolidated Annual Financial Statements and on pages 22 and 23 of the MD&A.  The changes in book value during 2010, and particularly from April 22, 2010 to August 31, 2010, are created by the transactional steps in paragraphs 3 and 4 on page 22, as well as page 6 of the MD&A.  We provide the following summary and reconciliation to our written disclosure:

Million Dollars

Investment in WBJV at August 31, 2009	$20.60
Equalization Payment paid to Anglo Platinum(1)	$24.80
Disposition of WBJV Assets	($1.50)
Translation Adjustment	($0.80)
Other Costs to April 22, 2010(5)	$ 0.30
Balance at April 22, 2010	$43.40
Gain on Sale of Project 2(2)	$45.60
Future Income Tax Gain on Sale of Project 2(3)	$ 7.50
Non-Controlling Interest in Projects 1 & 3(4)	$11.00
Other Costs to August 31, 2010(5	$ 2.10
Balance at August 31, 2010	$109.60

(1)

An equalization payment of $24.8 million was made to Anglo Platinum on April 22, 2010, as per the original WBJV agreement.

(2)

The Company exchanged its 18.5% interest in Project 2 with Wesizwe Platinum for a further 17.75% share in Projects 1 and 3, bringing the Company’s share of these projects to 54.75%, with a right to subscribe for a further 19.25% for R 408.8 million (approximately CAD $58.5 million).  The exchange of interests was recorded at fair value at the time of closing, April 22, 2010, resulting in a gain of $45.6 million.  This gain was then debited to mineral properties, increasing the cost base for accounting purposes for Projects 1 and 3.

(3)

A future income tax effect of $7.5 mil was recognized on the above gain.

(4)

To record non-controlling interest in the Projects 1 and 3.

(5)

Includes past exploration costs of $1.40 million for Project 2 payable to Wesizwe Platinum upon closing date of April 22, 2010, plus 2010 exploration costs of $0.94 million and a further $0.06 million for miscellaneous costs.

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Thank you for your review of our 40-F.  If you should have any questions regarding the amended annual report or our response letter, please do not hesitate to contact me at (604) 899-5450 or Christopher Doerksen at Dorsey & Whitney LLP at (206) 903-8856.

Sincerely,

Platinum Group Metals Ltd.

      “Frank R. Hallam”

Frank R. Hallam

CFO and Director

cc:

Christopher Doerksen, Dorsey & Whitney LLP